UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

814-00998				December 13, 2021
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Goldman Sachs BDC, Inc.
4. Address of principal executive office (number, street, city, state, zip code):

200 West Street, New York, NY 10282

Report of Independent Accountants

To the Audit Committee of Goldman Sachs BDC, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Goldman Sachs BDC, Inc. (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”), as interpreted in management’s assertion as of April 30, 2021 with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form. Management is responsible for its assertion and the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2021, and with respect to agreement of purchases and sales of shares of beneficial interest of the underlying funds, for the period from September 1, 2020, through April 30, 2021:

•

Confirmation of securities (the number of shares of beneficial interest of the underlying funds) owned by the Company and held by Goldman Sachs & Co. LLC, a transfer agent that uses the book entry method of accounting for shares;

•	Reconciliation of all such securities (shares of beneficial interest of the underlying funds) to the books and records of the Company and Goldman Sachs & Co. LLC; and

•

Agreement of a sample of purchases of shares of beneficial interest of the underlying funds and a sample of sales of shares of beneficial interest of the underlying funds by the Company since our last report from the books and records of the Company to confirmations received from Goldman Sachs & Co. LLC.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on each Company’s compliance with specified requirements.

In our opinion, management’s assertion that Goldman Sachs BDC, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as interpreted in management’s assertion as of April 30, 2021 with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Audit Committee of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

December 13, 2021

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

We, as members of management of Goldman Sachs BDC, Inc. (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940, as interpreted, amended or modified based on SEC orders or SEC staff issued no-action guidance relevant to interests in underlying funds held by an affiliated transfer agent in book entry form (“Rule 17f-2”).We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of Rule 17f-2, as of April 30, 2021 and from May 1, 2020 through April 30, 2021.

Based on this evaluation, we assert that the Company was in compliance with the requirements of Rule 17f-2 of the Investment Company Act of 1940, as of April 30, 2021, with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form.

/s/ Carmine Rossetti
Carmine Rossetti
Chief Financial Officer of the Company
Title Managing Director

Date 13-Dec-2021 | 13:24:15 EST

/s/ David Pessah
David Pessah
Principal Accounting Officer of the Company
Title Vice President

Date 13-Dec-2021 | 14:13:49 EST

Appendix A

Fund Name	Period
Goldman Sachs BDC, Inc.	January 1, 2020 - December 31, 2020

Report of Independent Accountants

To the Audit Committee of Goldman Sachs BDC, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Goldman Sachs BDC, Inc. (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”), as interpreted in management’s assertion as of July 31, 2021 with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form. Management is responsible for its assertion and the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2021, and with respect to agreement of purchases and sales of shares of beneficial interest of the underlying funds, for the period from April 30, 2021 (the date of the most recent examination), through July 31, 2021:

•

Confirmation of securities (the number of shares of beneficial interest of the underlying funds) owned by the Company and held by Goldman Sachs & Co. LLC, a transfer agent that uses the book entry method of accounting for shares;

•	Reconciliation of all such securities (shares of beneficial interest of the underlying funds) to the books and records of the Company and Goldman Sachs & Co. LLC; and

•

Agreement of a sample of purchases of shares of beneficial interest of the underlying funds and a sample of sales of shares of beneficial interest of the underlying funds by the Company since our last report from the books and records of the Company to confirmations received from Goldman Sachs & Co. LLC.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on each Company’s compliance with specified requirements.

In our opinion, management’s assertion that Goldman Sachs BDC, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as interpreted in management’s assertion as of July 31, 2021 with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Audit Committee of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

December 13, 2021

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

We, as members of management of Goldman Sachs BDC, Inc. (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940, as interpreted, amended or modified based on SEC orders or SEC staff issued no-action guidance relevant to interests in underlying funds held by an affiliated transfer agent in book entry form (“Rule 17f-2”).We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of Rule 17f-2, as of July 31, 2021 and from May 1, 2021 through July 31, 2021.

Based on this evaluation, we assert that the Company was in compliance with the requirements of Rule 17f-2 of the Investment Company Act of 1940, as of July 31, 2021 and from May 1, 2021 through July 31, 2021, with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form.

/s/ Carmine Rossetti
Carmine Rossetti
Chief Financial Officer of the Company
Title Managing Director

Date 13-Dec-2021 | 13:24:15 EST

/s/ David Pessah
David Pessah
Principal Accounting Officer of the Company
Title Vice President

Date 13-Dec-2021 | 14:13:49 EST

Appendix A

Company Name
Goldman Sachs BDC, Inc.

Report of Independent Accountants

To the Audit Committee of Goldman Sachs BDC, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Goldman Sachs BDC, Inc. (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”), as interpreted in management’s assertion as of August 31, 2021 with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form. Management is responsible for its assertion and the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2021, and with respect to agreement of purchases and sales of shares of beneficial interest of the underlying funds, for the period from July 31, 2021 (the date of the most recent examination), through August 31, 2021:

•

Confirmation of securities (the number of shares of beneficial interest of the underlying funds) owned by the Company and held by Goldman Sachs & Co. LLC, a transfer agent that uses the book entry method of accounting for shares;

•	Reconciliation of all such securities (shares of beneficial interest of the underlying funds) to the books and records of the Company and Goldman Sachs & Co. LLC; and

•

Agreement of a sample of purchases of shares of beneficial interest of the underlying funds and a sample of sales of shares of beneficial interest of the underlying funds by the Company since our last report from the books and records of the Company to confirmations received from Goldman Sachs & Co. LLC.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on each Company’s compliance with specified requirements.

In our opinion, management’s assertion that Goldman Sachs BDC, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as interpreted in management’s assertion as of August 31, 2021 with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Audit Committee of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

December 13, 2021

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

We, as members of management of Goldman Sachs BDC, Inc. (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940, as interpreted, amended or modified based on SEC orders or SEC staff issued no-action guidance relevant to interests in underlying funds held by an affiliated transfer agent in book entry form (“Rule 17f-2”).We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of Rule 17f-2, as of August 31, 2021 and from August 1, 2021 through August 31, 2021.

Based on this evaluation, we assert that the Company was in compliance with the requirements of Rule 17f-2 of the Investment Company Act of 1940, as of August 31, 2021 and from August 1, 2021 through August 31, 2021, with respect to shares of beneficial interest of the underlying funds owned by the Company and held by Goldman Sachs & Co. LLC in book entry form.

/s/ Carmine Rossetti
Carmine Rossetti
Chief Financial Officer of the Company
Title Managing Director

Date 13-Dec-2021 | 13:24:15 EST

/s/ David Pessah
David Pessah
Principal Accounting Officer of the Company
Title Vice President

Date 13-Dec-2021 | 14:13:49 EST

Appendix A

Company Name
Goldman Sachs BDC, Inc.